

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08029268

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53113

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harpeth Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

   424 Church Street, Suite 2900

(No. and Street)

Nashville   Tennessee   37219-2334

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Charles W. Byrge II   615-296-9848

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 2 4 2008

Frasier, Dean & Howard, PLLC

THOMSON FINANCIAL

(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Suite 550 Nashville, Tennessee   37203

(Address)   (City)   (State)   (Zip Code)

Securities and Exchange Commission

RECEIVED

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant   **MAR 0 3 2008**

    ☐ Accountant not resident in United States or any of its possessions.

Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

HARPETH SECURITIES, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, __Charles W. Byrge II__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Harpeth Securities, LLC__ , as of __December 31,__ , 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

Charles W Byrge
Signature

Chief Manager
Title

Peggy Cardwell
Notary Public Comm. exp.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


HARPETH SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2007 and 2006

A

FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member
Harpeth Securities, LLC

We have audited the accompanying statements of financial condition of Harpeth Securities, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harpeth Securities, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 26, 2008

HARPETH SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

Assets

	2007	2006
Cash and cash equivalents	$ 5,060	$ 10,323
Accounts receivable	-	2,271
Prepaids	2,710	3,776
Total assets	$ 7,770	$ 16,370

Liabilities and Member's Equity

	2007	2006
Accounts payable	$ -	$ 2,272
Member's equity	7,770	14,098
Total liabilities and member's equity	$ 7,770	$ 16,370

See accompanying notes.

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HARPETH SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Transaction fee	$ 1,175,000	$ -
Other income	35,000	-
Fee income	25,000	25,000
Reimbursement revenue	6,842	4,454
Interest	22	34
Total revenues	1,241,864	29,488
Expenses:		
Management fees	998,045	13,974
Referral fee	235,000	-
Regulatory fees	9,222	8,969
Legal and professional	2,222	2,930
Reimbursement expense	1,988	4,454
Taxes	800	500
Insurance	462	467
Other	453	465
Total expenses	1,248,192	31,759
Net loss	$ (6,328)	$ (2,271)

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2007 and 2006

	Member Contributions		Accumulated Deficit		Total Member's Equity	
Balances at December 31, 2005	$	21,587	$	(10,225)	$	11,362
Contributions		5,007		-		5,007
Net loss		-		(2,271)		(2,271)
Balances at December 31, 2006		26,594		(12,496)		14,098
Contributions		-		-		-
Net loss		-		(6,328)		(6,328)
Balances at December 31, 2007	$	26,594	$	(18,824)	$	7,770

HARPETH SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net loss	$ (6,328)	$ (2,271)
Adjustments to reconcile net loss to net cash		
(used in) provided by operating activities	-	-
Changes in operating assets and liabilities:		
Accounts receivable	2,271	(2,271)
Prepaids	1,066	(3,776)
Accounts payable	(2,272)	2,272
Net cash (used in) operating activities	(5,263)	(6,046)
Cash flows from financing activities:		
Member contributions	-	5,007
Net cash provided by financing activities	-	5,007
Net decrease in cash and cash equivalents	(5,263)	(1,039)
Cash and cash equivalents, beginning of year	10,323	11,362
Cash and cash equivalents, end of year	$ 5,060	$ 10,323
Supplemental disclosure:		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harpeth Securities, LLC (the "Company") was formed effective June 28, 2000 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the National Association of Securities Dealers. It operates as a Tennessee limited liability company (LLC), and its sole member is Harpeth Capital, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents.

Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2007 and 2006.

NOTE 4 – FEE INCOME

Substantially all fee income is paid to the Company's member as management fees (Note 5).

The Company, at times, receives partial compensation for its services in the form of warrants to purchase shares in various start-up companies. During 2007 and 2006, the Company was due or has received such warrants. Due to the lack of operating data and start-up nature of these ventures, the Company does not record an asset or commission income relating to these transactions until warrants are sold and cash is actually received. Warrants received are generally paid to the Company's member or affiliates as additional management fees.

NOTE 5 – RELATED PARTY TRANSACTION

As discussed in Note 4, the Company paid management fees of $998,045 and $13,974 to its sole member, Harpeth Capital LLC, during 2007 and 2006, respectively.

Harpeth Capital, LLC provides personnel, office facilities and equipment to the Company at no charge under an expense agreement extending for a term of three years and ending in December 2009. The agreement is renewable automatically every three years at the discretion of Harpeth Capital, LLC. Substantially different results could occur if the Company operated independently.

The Company pays a firm affiliated with a member of Harpeth Capital, LLC for routine accounting and tax services. Amounts paid in 2007 and 2006 approximated $0 and $900, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $5,060 and $8,051, respectively, which was $60 and $3,051 in excess of its required net capital of $5,000.

NOTE 7 – SUBSEQUENT EVENT

During January 2008, the Financial Industry Regulatory Authority ruled two certain assets were non-allowable for the determination of the Net Capital Rule for the fourth quarter of 2007. The Company subsequently made the necessary adjustments to remedy the finding and to be in compliance.

SUPPLEMENTARY INFORMATION

HARPETH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

Schedule I

	2007	2006
Computation of basic net capital requirement:		
Net worth per financial statement	$ 7,770	$ 14,098
Total nonallowable assets	(2,710)	(6,047)
Net capital, agrees with amount reported in Part II of Form X-17a-5 unaudited FOCUS report	$ 5,060	$ 8,051
Minimum net capital requirement	$ 5,000	$ 5,000
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 60	$ 3,051
Excess net capital at 1000%	$ 5,060	$ 7,824

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Members
Harpeth Securities, LLC
Nashville, TN

In planning and performing our audit of the financial statements and supplemental schedules of Harpeth Securities (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

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Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such as that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 26, 2008

END